[Exhibit (a)(3)]

Form of Confirmation to Employees Electing to Participate in the Offer to Exchange

[To be sent to all participants by Stock Administration via email on or shortly following May 17, 2002]

This message confirms that on May 17, 2002, Handspring, Inc. cancelled options to purchase the number of shares which you submitted for exchange under your Election to Participate. Handspring will grant you a new option to purchase shares, with the terms and conditions described in the Offer to Exchange, on or after November 18, 2002, subject to your continued employment with Handspring and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact Handspring Stock Administration by email at stock@handspring.com, or by telephone at (650) 230-5398.